[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

May 10, 2007

VIA EDGAR AND EMAIL

Mr. Daniel F. Duchovny, Esq.

Special Counsel

Office of Mergers & Acquisitions

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Educate, Inc.
Amended Schedule 13E-3
File No. 005-80064

Definitive Proxy Statement on Schedule 14A
File No. 000-50952

Dear Mr. Duchovny:

On behalf of Educate, Inc. (“Educate”), in connection with the proposed merger by and among Edge Acquisition, LLC, Edge Acquisition Corporation and Educate, we have electronically transmitted under separate cover the Definitive Schedule 14A (File No. 000-50952) (the “Proxy Statement”), including exhibits, and Amendment No. 4 to the Schedule 13E-3 (File No. 005-80064) (the “Schedule 13E-3”), including exhibits, for filing under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which we have marked to show changes from Amendment No. 3 to the Preliminary Schedule 14A and Amendment No. 3 to the Schedule 13E-3, each as filed on May 9, 2007.

The changes reflected in the Proxy Statement include certain updates and revisions as discussed with the Staff on May 9, 2007. In addition, as discussed with the Staff on May 9, 2007, we have amended Educate’s response to comment #9 from the Staff’s comment letter

Mr. Daniel F. Duchovny, Esq.

May 10, 2007

dated April 27, 2007. The full text of Educate’s amended response is set forth below. References throughout this letter to “we,” “us” and “our” are to Educate.

9.	We reissue comment 20. We note that the requirements of Item 1015(b)(4) of Regulation M-A extend to the subject company and its affiliates. All filing persons in the Schedule 13E-3 are affiliates of the company.

We hereby confirm that Credit Suisse Securities (USA) LLC does not have any material relationship with, and has not received any fees from, and that the Credit Suisse group taken as a whole does not have any relationship that is material to it with, the other filing parties, Rudolf Christopher Hoehn-Saric, Douglas L. Becker, Steven M. Taslitz, Merrick M. Elfman, Eric D. Becker, Peter J. Cohen, Jeffrey H. Cohen, Kevin E. Shaffer, Edge Acquisition, LLC, Edge Acquisition Corporation, Sterling Capital Partners, L.P., Sterling Capital Partners II, L.P., Sterling Capital Partners GmbH & Co.KG, Citigroup Capital Partners II 2007 Citigroup Investment, L.P., Citigroup Capital Partners II Employee Master Fund, L.P., Citigroup Capital Partners II Onshore, L.P., Citigroup Capital Partners II Cayman Holdings, L.P. and CGI CPE LLC, other than the fees to be received for the services provided to the Negotiation Committee. We also hereby confirm that Houlihan Lokey has not had any material relationships with or been paid any fees by Educate, Apollo (as defined in the proxy statement) or any of Educate’s other non-Apollo related affiliates, including the other filing parties, Rudolf Christopher Hoehn-Saric, Douglas L. Becker, Steven M. Taslitz, Merrick M. Elfman, Eric D. Becker, Peter J. Cohen, Jeffrey H. Cohen, Kevin E. Shaffer, Edge Acquisition, LLC, Edge Acquisition Corporation, Sterling Capital Partners, L.P., Sterling Capital Partners II, L.P., Sterling Capital Partners GmbH & Co.KG, Citigroup Capital Partners II 2007 Citigroup Investment, L.P., Citigroup Capital Partners II Employee Master Fund, L.P., Citigroup Capital Partners II Onshore, L.P., Citigroup Capital Partners II Cayman Holdings, L.P. and CGI CPE LLC, other than the services it is providing to and the fees it is being paid by the Negotiation Committee in connection with the proposed merger.

Please contact me at (213) 687-5379 or Jeffrey H. Cohen at (213) 687-5288 should you require further information.

Very truly yours,

/s/ Rick C. Madden

Rick C. Madden